LOEB & LOEB LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

December 5, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Kuhn
Theresa Brillant
Eddie Kim
Mara Ransom

Re:	RIKU DINING GROUP Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed November 18, 2025
Amendment No. 1 to Registration Statement on Form F-1
Filed October 8, 2025
File No. 333-290212

Dear Messrs. Brillant, Kim, and Ransom:

On behalf of our client, RIKU DINING GROUP Ltd (the “Company” or “we”), we hereby provide a response to the comments issued in a letter dated December 4, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form F-1 and Amendment No. 1 to Registration Statement on Form F-1. Contemporaneously, we are filing the Amendment No. 3 to the Registration Statement on Form F-1 via Edgar (the “Amendment No. 3”).

In order to facilitate the review by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) of the Amendment No. 3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-1 filed November 18, 2025

Compensation of Directors and Executive Officers, page 141

1.	We note your response to prior comment 2. Please further revise to provide the information called for by Item 6.B of Form 20-F “for the last full financial year.”

Response: In response to the Staff’s comment, the Company has amended the disclosures on page 141 of the Amendment No. 3 accordingly.

Consolidated Financial Statements, page F-1

2.	Please provide updated audited financial statements, or file as an exhibit to the filing the representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 to Item 8.A.4.

Response: The Company respectfully advises the Staff that the Company are relying on the 15-month requirement for our audited financial statements. In response to the Staff’s comment, the Company has filed the Request for Waiver and Representation under Item 8.A.4 of Form 20-F as Exhibit 99.15 to the Amendment No. 3.

Item 7. Recent Sales of Unregistered Securities, page II-1

3.	Given your disclosure that “the Company completed a reclassification of its ordinary shares,” and “issued new shares to its existing shareholders without any change to the percentage of shares held by each existing shareholder,” please revise to provide the information called for by Item 701 of Regulation S-K, or advise.

Response: In response to the Staff’s comment, the Company has amended the discloses on page II-1 accordingly.

Please call me at 212-407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Janeane Ferrari, Esq.
Janeane Ferrari, Esq.
Partner

cc: Luk Siu Fung Mark, Vice Chairman and Executive Director of Riku Dining Group Limited